Stephen A. McCommon
Chief Financial Officer
CDEX, Inc.
4555 South Palo Verde Road
Suite 123
Tucson, Az 85714

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Via Fax (703) 813-6989

Attention: Russell Mancuso

CDEX, Inc.
Form: Preliminary Proxy Statement on Schedule 14A
Filed: June 30, 2010
File No. 000-49845

Dear Mr. Mancuso:

This letter is being submitted in response to the Staff’s comment letter dated July 20, 2010 to the company’s Preliminary Proxy Statement on Schedule 14A.  We have number the responses contained herein to correspond to the comments contained in the Comment Letter.

Proposal No. 1 Election of Directors

1.	COMMENT
Please clarify the reasons for the different terms of office of your directors. Also tell us in what Exchange Act filing you reported the “recent” amendment to your bylaws to permit three-year terms and with what filing the revised bylaws were included as an exhibit. Refer to Item 5.03 of form 8-K.

	ANSWER:	We filed the amended and restated bylaws on form 8-K filed December 4, 2007 and explained that the Term of Service for Directors: revised to three (3) years (previously two (2) years).

2.	COMMENT	Please refer to Section II.B of Securities Act Release No. 9089 (Dec. 16, 2010[SIC]) and revise your disclosure here accordingly. Also see Regulation S-K Item 401(e).

	ANSWER:	The Company will include the following disclosure in its Preliminary Proxy Statement:

The Board currently consists of four members, George Dials, Donald W. Strickland, Carmen J. Conicelli, and Gregory Firmbach.  Messrs. Dials, Strickland and Firmbach are seeking approval to serve as Directors until the Annual Meeting of Shareholders in the year each term expires, as set forth below, and until their successors have been duly elected and qualified or until their earlier death, resignation or removal.  The Company’s Bylaws were amended and restated on November 27, 2007,  as disclosed in a Form 8-K filed December 4, 2007, with the amended and restated bylaws as an exhibit to the form 8-K, to provide for three-year terms for the directors to provide for continuity in the oversight of the Company.  The Company did not have a shareholder meeting in 2009 and is presenting the terms here on a retroactive basis as if the directors slate was presented in 2009.

Each nominee has consented to serve as a director of the Company if elected. If, at the time of the Annual Meeting, any of the nominees are unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy card will be exercised to vote for a substitute candidate designated by the Board. The Board has no reason to believe that any of the nominees will be unable or will decline to serve as a director.

The Board recommends that the Shareholders vote FOR the election of the nominees named above as directors of the Company.

Name	Age	Position(s)	Term

George Dials	65	Director	2009-2012

Donald W. Strickland	60	Director	2009-2012

Gregory Firmbach	58	Director	2010-2013

NOMINEES FOR DIRECTOR

The nominees for election to serve for a three-year term are:

Mr. George Dials has been a director of the Company since July 2001. Mr. Dials is the Chairman of our Executive Compensation Committee. Currently Mr. Dials is serving as Executive Vice President of Babcock & Wilcox Technical Services Group, Inc., responsible for developing and operating business initiatives in the nuclear fuel cycle. Mr. Dials served in recent times as President and Chief Executive Officer of Y-12 National Security Complex in Oak Ridge, TN (2006-2008), Chief Operating Officer of Waste Control Specialists, a chemical waste repository (2003-2006), President and CEO of LES, LLC a company seeking a license to build a nuclear fuel enrichment facility (2002-2003), Senior Vice President of Consulting Services for Science and Engineering Associates responsible for its Consulting Services line of business (2001-2002), Managing Director of the Yucca Mountain Nuclear Fuel Storage Project (1999-2001), and the Managing Director of the DOE WIPP, bringing online the world’s first underground nuclear fuel waste repository. In addition, Mr. Dials has served in many other senior executive positions in the energy sector. Mr. Dials received a B.S. in Engineering in 1967 from West Point and Masters Degrees in Political Science and Nuclear Engineering from the Massachusetts Institute of Technology. He served in the U.S. Army for 10 years, and was awarded the Silver Star and Bronze Star for Valor.

Qualifications: Mr. Dials’ qualifications to serve on our Board include over four decades of business and operational experience in industry. His thorough and extensive knowledge of our operations, values and culture as well as a deep understanding of the issues and complexities we face at each level of our business units make Mr. Dials a valuable and qualified nominee with critical analytical, strategic and risk assessment skills.

Mr. Donald W. Strickland, the Company’s current CEO, was appointed to serve as a Director in 2006. He comes to the Company from a 30-year career in successfully developing businesses internationally for both large public companies and technology startups. He has held executive positions at Eastman Kodak Company and Apple Computer, including heading product development, manufacturing, and sales. In 1996 he became CEO of PictureWorks Technology, a technology start up, which he sold in 2000 to IPIX Corporation, a public company traded on the NASDAQ exchange. Thereafter, he served as President and CEO of IPIX through 2004, during which time he led the company through a major restructuring, focusing on the security markets and taking the company to profitability. Over the past five years Mr. Strickland has been the President of Strickland & Associates, a consulting firm that advises companies on business strategies. Mr. Strickland holds a bachelor’s degree in physics from Virginia Tech, a master’s degree in physics from the University of Notre Dame, a master’s degree in optics from the University of Rochester, a master’s degree in management from the Stanford University and a law degree from George Washington University.

Qualifications: Mr. Strickland’s qualifications to serve on our Board include his over 30 years of business, operational and executive management experience. Mr. Strickland’s extensive experience permits him to contribute valuable strategic management and risk assessment insight to CDEX.

Mr. Gregory Firmbach was appointed to the position of our President and Director in 2010 focusing on marketing and sales of the Company’s products. Mr. Firmbach was our Senior Vice President of Sales from 2009 to 2010 and Mr. Firmbach joined CDEX in September 2008 as head of the Medication Safety Division's sales force for the Eastern Territory. Mr. Firmbach has served for over 25 years in senior sales and marketing positions in the healthcare industry. He has led divisions and companies (both public and private) in all aspects of successful development, launch and expansion of both software and hardware products related to the healthcare industry. He has won numerous awards for excellence in sales and marketing with multiple companies. From 2007 to 2008, Mr. Firmbach performed as a consultant to The Quantum Group and their subsidiary, Renaissance Health Systems, in Wellington FL in the building of their provider networks and in the development and proof of concept of their new generation Electronic Medical Record system, The Personal Wellness electronic Record. From 2004 to 2007, Mr. Firmbach was at Health Trio as Director, Sales Express and Connect products. Mr. Firmbach also served in aviation related leadership positions for over 25 years as a United States Naval Officer on Active and Reserve duty. Mr. Firmbach has a Bachelor’s Degree in Business Administration Marketing/Finance from the University of Cincinnati and advanced leadership training from various industry courses throughout the U.S.

Qualifications: Mr. Firmbach’s qualifications to serve on our Board include over three decades of business, operational and management experience. His extensive marketing and executive decision making experience and corporate governance work make Mr. Firmbach a valuable director.

DIRECTORS CONTINUING IN OFFICE

The following director has a term ending in 2011 and is not up for election at the shareholders meeting:

Mr. Carmen J. Conicelli, Jr., was appointed to serve as a Director in 2007 and Chairman in 2010. He has served in senior management positions in a number of companies over the past 32 years, with a primary focus in national and international (Europe, Japan, Latin America and Asia) financial planning and management. He has directed financial operations involving SEC compliance and reporting, internal control and audit, strategic planning, financial systems control, and mergers/acquisitions/consolidations in a number of industries including precision optical manufacturing and distribution, cable and telecommunications, manufacturing, and software development. Mr. Conicelli has served in public company accounting and from 2004 to 2010 served as Chief Financial Officer of Edmund Optics, Inc. From 2003 to 2004, Mr. Conicelli served as a Senior Financial Consultant to VWR International. Mr. Conicelli has a Bachelor of Science Degree in Business Administration (Accounting Major) from Drexel University (1974) with extensive postgraduate training and is a Certified Public Accountant.

Qualifications: Mr. Conicelli’s qualifications to serve on our Board include many years of financial management experience, including in the manufacturing industry. Additionally, his experience brings executive decision making and strategic skills to our Board as well as financial acumen as an “audit committee financial expert” as defined by SEC rules.

3.	COMMENT	In an appropriate location of your document, please expand to provide the disclosures required by Items 407(c)(2)(vi) and 407(h) of Regulation S-K.

	ANSWER:	The Company will include the following disclosure in its Preliminary Proxy Statement:

Corporate Governance and Nomination Committee

The Corporate Governance and Nominating Committee considers candidates for Board membership, including those suggested by shareholders, applying the same criteria to all candidates. Any such recommendations should provide whatever supporting material the shareholder considers appropriate, but should at a minimum include such background and biographical material as will enable the Nominating Committee to make an initial determination as to whether the nominee satisfies the criteria for directors.

If the Corporate Governance and Nominating Committee identifies a need to replace a current member of the Board, to fill a vacancy in the Board or to expand the size of the Board, the Committee considers candidates from a variety of sources. The process followed to identify and evaluate candidates includes meetings to evaluate biographical information and background material relating to candidates, and interviews of selected candidates by members of the Board. Recommendations of candidates for inclusion in the Board slate of director nominees are based upon criteria including business experience and skills, distinction in their activities, judgment, the ability to commit sufficient time and attention to Board activities and the absence of potential conflicts with CDEX’ interests. While the Corporate Governance and Nominating Committee does not have a formal diversity policy for Board membership, the Corporate Governance and Nominating Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions. The Nominating Committee considers, among other factors, diversity with respect to viewpoint, skills, experience and community involvement in its evaluation of candidates for Board membership.

After completing interviews and the evaluation process, the Corporate Governance and Nominating Committee makes a recommendation to the full Board as to persons who should be nominated by the Board. The Board determines the nominees after considering the recommendations and report of the Nominating Committee and such other evaluations as it deems appropriate.

Board Role in Risk Oversight

Our Board of Directors, in exercising its overall responsibility to oversee the management of our business, considers risks generally when reviewing the Company’s strategic plan, financial results, merger and acquisition related activities, legal and regulatory matters and its public filings with the Securities and Exchange Commission. The Board’s risk management oversight includes full and open communications with management to review the adequacy and functionality of the risk management processes used by management. In addition, the Board of Directors uses its committees to assist in its risk oversight responsibility as follows:

The Audit Committee assists the Board of Directors in its oversight of the integrity of the financial reporting of the Company and its compliance with applicable legal and regulatory requirements. It also oversees our internal controls and compliance activities. The Audit Committee periodically discusses policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial and business risk exposures and the steps management has undertaken to monitor and control such exposures. It also meets privately with representatives from the Company’s independent registered public accounting firm

The Executive Compensation Committee assists the Board of Directors in its oversight of risk relating to the Company’s assessment of its compensation policies and practices.

Summary Compensation Table

4.	COMMENT
Your reference here and under the heading “Director Compensation” to “non-cash stock-based compensation cost” does not appear to comply with the requirements of Regulation S-K Item 402(n)(2)(v), as revised in Securities Act Release No. 9089 (Dec 16, 2010 [SIC]). Please revise.

ANSWER:
The Company changed information presented in the Option Awards column in the Summary Compensation Table and modified the text of footnote No. 2 to the Table specifying that the information presented in the Option Awards column was the the fair value of awards computed as of grant date. The Company changed the presentation in the Director’s Compensation Table to reflect that no options were awarded to the directors in fiscal year 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary (1)		Option Awards (2)	Total

Malcolm H. Philips, Jr.	2009	$141,231	(4)	$2,625	$143,856
President and Chief Executive	2008	$231,461		$13,335	$244,796
Officer and Chairman of the Board
of Directors

Timothy D. Shriver(3)	2009	$128,690	(5)	$2,625	$131,315
Chief Operating Officer and Director	2008	$201,769		$13,335	$215,104

Stephen Mccommon	2009	$78,732	(6)	$18,120	$96,852
Chief Financial Officer	2008	$-		$3,810	$3,810

(1)           During fiscal years 2009 and 2008, Messrs. Philips and Shriver and during fiscal 2009, Mr. McCommon deferred a portion of their cash salary. See discussion under Employment Agreements below for greater detail on the terms of employment including compensation.

(2)           The amounts included in the "Option Awards" column represent the aggregate fair value of awards computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation (disregarding forfeiture assumptions).  The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation.  For a discussion of valuation assumptions, see Note 8 of our 2009 Financial Statements.  During fiscal year 2009, the company modified performance options previously awarded to all employees and active consultants.  The amounts reported for the fiscal year 2009 include the incremental fair value computed as of the modification date in accordance with FASB ASC Topic 718, with respect to the modified awards.

DIRECTORS COMPENSATION

The following table discloses our director compensation for the fiscal year ended October 31, 2009:

DIRECTOR COMPENSATION

NAME	Option Awards (1)

Carmen J. Conicelli, Jr.	$-	(2)

George Dials	$-	(3)

Donald W. Strickland	$-	(4)

(1) The Company’s Directors did not receive any compensation during the fiscal year ended October 31, 2009.

Proposal No. 3

5.	COMMENT
Please revise to clarify the reasons you are proposing to increase the number of authorized shares.  It is unclear form your current disclosure why your current capital structure is not supportive of additional financing and why you need to “restructure” your equity to “cover” your note obligations. In this regard, if you currently have any plans, arrangements or understandings to issue the additional authorized shares, please provide all disclosure required in the proxy statement as if shareholders were approving the plan or arrangement; see Note A to Schedule 14A. Also, if you committed to present this proposal to your shareholders pursuant to an arrangement with your note holders, please revise to describe that arrangement.

	ANSWER:	The Company will include the following language in Proposal No. 3 to clarify the reasons for the proposal to increase the number of its authorized shares:

In particular, in February 2010 and March 2010, the Company entered into a financing restructure transaction (the “February 2010 Financing”). Specifically, during February 2010, the Company entered into a Securities Purchase Agreement with its largest creditor, Gemini Master Fund, Ltd. (“Gemini”), and with three other investors including an entity controlled by our CEO. Included in the agreement is the restructuring of the June 25, 2008 Senior Convertible Note held by Gemini where $1,151,100 of outstanding principal and accrued interest was capitalized into a new note bearing interest at 10% and convertible into Class A common stock at the rate of $0.05 per share for the first $800,000 of principal converted, and $0.08 per share for converted balances in excess of $800,000. We accounted for this as a debt extinguishment. The note matures on February 1, 2012, but has accelerated payment provisions and a contingent security interest, if certain financial milestones are not met.  Additionally because of the restructuring, the common Stock Purchase Warrant issued on June 25, 2008 to Gemini was increased from 2,717,391 shares to 5,000,000 shares. Included in the restructuring was a $450,000 cash infusion consisting of $200,000 from an entity controlled by our former CEO and $250,000 from two other investors, for which the Company issued notes similar to that issued to Gemini.  Additionally, as a part of this restructuring, $247,115 principal and accrued interest of existing Convertible Notes Payables held by an entity controlled by our former CEO were consolidated and converted into a new convertible note similar to that issued to Gemini.

During March 2010, the Company, as a part of the February 2010 Financing, $200,695, $15,462 and $10,000 principal and accrued interest of existing Convertible Notes Payables held by three investors, two directors and an entity controlled by our former CEO, respectively, were converted into new convertible notes similar to that issued to Gemini. Also during March 2010, $832,126 of accounts payable balances were converted into new convertible notes similar to that issued to Gemini.

As a part of the February 2010 financing, the Company committed to reserve by September 30, 2010, for an additional 25,011,105 shares of common stock for convertible notes issued during the financing. Additionally, as a part of that financing, Gemini has note conversion and warrant rights to an additional 22,680,651.28 shares of common stock in excess of the 4.9% of Company stock outstanding that Gemini is limiting itself to hold at any time.  Additionally, the Company committed to present this increase in authorized shares proposal to the shareholders in the February 2010 financing.

The increase in the number of authorized shares of Common Stock will permit the Company to reserve for issuance, or issue, shares of its Common Stock it will be obligated to reserve or issue but is unable to do so because of an insufficient number of authorized shares. Further, upon approval, the additional shares would be available for issuance by the Board of Directors without the delay and expense of further stockholder approval at such time or times and for such proper corporate purposes as the Board may in the future deem advisable. Shares of Common Stock and preferred stock convertible into shares of Common Stock or other equity securities of the Company may be issued if, and when, the Board determines it to be in the best interest of CDEX to do so, which may include issuances to (i) obtain funds through the sale of common or convertible preferred stock; (ii) purchase technology licensing fees; (iii) cover expenses associated with research and development; (iv) pay general and administrative costs; (v) acquire companies; (vi) create strategic alliances; (vii) reserve shares for the Stock Option Plans; or (viii) for other appropriate corporate purposes. Unless required by applicable law, CDEX's Certificate of Incorporation or its By-Laws, it is not anticipated that the future vote of stockholders will be required prior to the issuance of Common Stock or convertible preferred stock. Given the financial condition of the Company, the Company will need to raise capital prior to the end of the year. In the event that the Company raises such capital through the issuance of shares of Common Stock or securities convertible into or exchangeable for such shares, the Company will use a portion of the shares authorized for that purpose. The Company has no present intention or plans to issue shares of Common Stock for any purpose other than as described herein.

The availability of authorized but unissued shares of Common Stock might be deemed to have the effect of preventing or discouraging an attempt by another person to obtain control of the Company, because the additional shares could be issued by the Board of Directors, which could dilute the stock ownership of such person. In addition, the Company's Certificate of Incorporation authorizes the issuance of "blank check” convertible preferred stock with the designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue convertible preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of convertible preferred stock could discourage, delay or prevent a change in control of the Company and also may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company even though the transaction might be economically beneficial to the Company and its stockholders. This proposal is not being proposed in response to a known effort to acquire control of the Company.

The additional shares of Common Stock to be authorized by adoption of the amendment to the Certificate of Incorporation would have rights identical to the current issued and outstanding shares of Common Stock of the Company.  Adoption of the proposed amendment would not affect the rights of the holders of Common Stock.  Like existing holders, holders of shares of Common Stock issued following adoption of the proposed amendment would not be entitled to pre-emptive rights with respect to any future issuances of Common Stock or convertible preferred stock, and such issuances would reduce the proportionate ownership interest in CDEX that each holder had immediately prior to the issuance.  The Company has never paid a cash dividend on its Common Stock and does not anticipate paying cash dividends for the foreseeable future.  CDEX intends to reinvest any funds that might otherwise be available for the payment of dividends in further development of its business.

6.	COMMENT	Please refer to Release 34-15320 (October 13, 1978) regarding disclosures of the anti-takeover effects of your proposal.

	ANSWER:	The Company will add the following paragraph towards the end of the discussion of proposal No. 3:

“Release No. 34-15320 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device. However, as indicated above, the purpose of the increase in authorized shares is to permit the Company to reserve for issuance, or issue, shares of its Common Stock it will be obligated to reserve or issue but is unable to do so because of an insufficient number of authorized shares. The actions are not intended to construct or enable any anti-takeover defense or mechanism on behalf of the Company. While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the additional unissued authorized shares as an anti-takeover device.”

7.	COMMENT
Please expand to disclose the number of shares you will have available for issuance before and after this proposal is implemented. Include in such disclosure the number of shares you are required to reserve for issuance upon exercise or conversion of outstanding notes, options, warrants and similar securities.

	ANSWER:	The Company will include the following in its discussion of Proposal No. 3:

RESERVATIONS AGAINST AUTHORIZED STOCK

The following table discloses the reservations against authorized but unissued shares of the Company’s own stock as of June 19, 2010:

As of June 19, 2010
Common Stock

Authorized	100,000,000
Outstanding June 19, 2010	65,239,634
Authorized and unissued	34,760,366

Reservations against Authorized Stock

Stock reserved for Preferred Stock	(199,252)
Subtotal of Warrants Issued	(5,796,434)
Subtotal of Issued but unexercised options	(4,025,000)
Stock reserved for convertible loans	(1,099,006)
Incentive Plan Remaining Authorized Grant Shares	(2,426,957)
Stock reserved for unissued warrants	(1,099,006)
June 19, 2010 number of shares available	20,114,711

The following table discloses the reservations against authorized but unissued shares of the Company’s own stock if this proposal were approved:

June 19, 2010 number of shares available	20,114,711

Expected increase in authorized shares	150,000,000
Commitment to reserve for notes convertible after Sept. 30, 2010	(25,011,105)
Gemini Master Fund rights to additional stock thru convertible notes and warrants	(22,680,651)
Expected number of shares available after approval	122,422,955

COMMENT:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

	>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

	>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWER:	The Company acknowledges that:

	>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

	>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any comments or questions.

Very truly yours,

CDEX, Inc.

By:	/s/ Stephen A. McCommon
Stephen A. McCommon
Chief Financial Officer